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Uncorked: Daiquiris & More

Bar

5211 Highway 6
Missouri City, TX 77459
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Open until 10:00 PM
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $5,000 invested.
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THE PITCH
Uncorked: Daiquiris & More is seeking investment to purchase new equipment and catch up from 6 months delay.
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INVESTOR PERKS

Uncorked: Daiquiris & More is offering perks to investors. You earn perks based on your total investment amount in this business.

Investors Invest $1,000 or more to qualify. 20 of 20 remaining

20% off everytime they purchase from the business.

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THE TEAM
Krutar Patel
General Manager

25 Years in the hospitality industry. From hotels to restaurants and owning a previous bar for 5 years in the Houston area.

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PRESS
Uncorked: Daiquiris & More - Missouri City, TX

Specialties: Uncorked: Daiquiris & More is not just to go daiquiris. Here at Uncorked, we uncork the traditional daiquiri bars and strive to offer a better experience than just to go drinks. At Uncorked, we explore the different styles of drinks that can be made with the liquor that is often found in Texas Daiquiri-To-Go places. Due to TABC laws that prevent to go drinks to start with a base alcohol greater than 17%, we use a liquor that is "wine" based. No, it's not really wine. Could you imagine drinking a frozen wine?.. Neither could we. Our cocktails and Daiquiris are made with "Vinous Citrus neutral Alcohol." The alcohol is derived and fermented from oranges, and citrus fruits. We only order premium great tasting liquor that won't be too sweet or too strong but just enough balance of the two to make you want another one. We don't compromise quality for profits. There are many other daiquiri bars you can go to for that. Instead we focus on offering the best value to our customers with our unprecedented quality of drinks and service. We also currently offer wine and craft beer is soon to come. Come and visit in person or get one of our drinks to go.

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WHAT WE OFFER

Here at Uncorked, we uncork the traditional daiquiri bar and strive to offer a better experience through three core offerings, these include:

Daiquiris - We will custom make a daiquiri that caters to you taste buds. Simply tell us how you would like it and we will recommend some options or you can choose from our popular flavors.
On the Rocks Drinks - Not in the mood for a frozen cocktail? No worries we have you covered. We offer our on the rocks drinks made from the same “Vinous Citrus neutral Alcohol” that taste like they have actual tequila, vodka, rum, or whiskey.
Wine - Maybe you just want to relax with a glass of wine.... No worries, we have you covered as well. We hand select our wines and try to keep the wine's per-glass price under $10.
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INTENDED USE OF FUNDS

To buy pizza equipment, permits, plan fees, and other related fees as well as help catch up from COVID delays.

With the capital we plan to raise on Mainvest, we will be able to acquire a new pizza oven for the location, which will strengthen our revenue-generating capacity.
Additionally, funds raised above the target will also be used for operating costs that accrued over the past 6 months.
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THE SPACE

We are located at 5211 Highway 6 Missouri City, TX 77459!

We only order premium great tasting liquor that won’t be too sweet or too strong but just enough balance of the two to make you want another one.
We don’t compromise quality for profits.
There are many other daiquiri bars you can go to for that. Instead we focus on offering the best value to our customers with our unprecedented quality of drinks and service.
This is a preview. It will become public when you start accepting investment.
STEAK NIGHT!
Previous
Next
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OUR MISSION

Uncorked: Daiquiris & More is not just your typical to-go daiquiris. Here at Uncorked, we uncork the traditional daiquiri bar and strive to offer a better experience than just to-go drinks. At Uncorked, we explore the different styles of drinks that can be made with the liquor that is often found in Texas Daiquiri-To-Go places.

Due to TABC laws that prevent to go drinks to start with a base alcohol greater than 17%, we use a liquor that is “wine” based. No, it’s not really wine! Could you imagine drinking a frozen wine?!! Neither could we.
Our cocktails and Daiquiris are made with “Vinous Citrus neutral Alcohol.” The alcohol is derived and fermented from oranges, and citrus fruits.
This is a preview. It will become public when you start accepting investment.
OUR STORY

We started the daiquiri bar to give Fort Bend County residences an option for a family-friendly safe place to get daiquiris and have family nights, with the addition of offering to-go drinks.

Steak Night
Family Friendly
Drinks to go
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Pizza Equipment $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $723,450 $779,100 $834,750 $890,400 $890,400
Cost of Goods Sold $113,750 $122,500 $131,250 $140,000 $140,000
Gross Profit $609,700 $656,600 $703,500 $750,400 $750,400

EXPENSES

Rent $63,600 $65,190 $65,190 $65,190 $65,190
Salaries $15,600 $15,600 $15,600 $15,600 $15,600
Insurance $1,200 $1,230 $1,260 $1,291 $1,323
Equipment Lease $16,500 $16,500 $16,500 $16,500 $16,500
Repairs & Maintenance $6,000 $6,100 $6,303 $6,460 $6,621
Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621
Utilities $7,200 $7,380 $7,564 $7,753 $7,946
Operating Profit $493,600 $538,450 $584,780 $631,146 $630,599
This information is provided by Uncorked: Daiquiris & More. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
jRkI7gXuLH-FEIN (1).pdf
Investment Round Status

$10,000

TARGET

$25,000

MAXIMUM

This investment round closes on August 1, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Daiquiri Uncorked LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $5,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.6%-1.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2026
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Daiquiri Uncorked LLC's fundraising. However, Daiquiri Uncorked LLC may require additional funds from alternate sources at a later date.

No operating history

Daiquiri Uncorked LLC was established in June 2020 and began Operations in March 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other challenges

Daiquiri Uncorked LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Permitting took 6 months due to Covid

Mold Remediation had to be done in the space. It has now been cleared.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Daiquiri Uncorked LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Daiquiri Uncorked LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Daiquiri Uncorked LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Daiquiri Uncorked LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Daiquiri Uncorked LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Daiquiri Uncorked LLC's management or vote on and/or influence any managerial decisions regarding Daiquiri Uncorked LLC. Furthermore, if the founders or other key personnel of Daiquiri Uncorked LLC were to leave Daiquiri Uncorked LLC or become unable to work, Daiquiri Uncorked LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Daiquiri Uncorked LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Daiquiri Uncorked LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Daiquiri Uncorked LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Daiquiri Uncorked LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Daiquiri Uncorked LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Daiquiri Uncorked LLC's financial performance or ability to continue to operate. In the event Daiquiri Uncorked LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Daiquiri Uncorked LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Daiquiri Uncorked LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Daiquiri Uncorked LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Daiquiri Uncorked LLC will carry some insurance, Daiquiri Uncorked LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Daiquiri Uncorked LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Daiquiri Uncorked LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Daiquiri Uncorked LLC's management will coincide: you both want Daiquiri Uncorked LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Daiquiri Uncorked LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Daiquiri Uncorked LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Daiquiri Uncorked LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Daiquiri Uncorked LLC or management), which is responsible for monitoring Daiquiri Uncorked LLC's compliance with the law. Daiquiri Uncorked LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Daiquiri Uncorked LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Daiquiri Uncorked LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Daiquiri Uncorked LLC, and the revenue of Daiquiri Uncorked LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Daiquiri Uncorked LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Daiquiri Uncorked LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by Uncorked: Daiquiris & More. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Uncorked: Daiquiris & More isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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